Exhibit 21.1

Subsidiaries of Cardtronics, Inc.

Subsidiaries are not shown in the list below if, considered in the aggregate as a single subsidiary, they would not constitute a significant subsidiary.

Entity	Jurisdiction of Organization

Cardtronics Holdings, LLC	Delaware
Cardtronics USA, Inc.	Delaware
Cardpoint Group Limited	United Kingdom
Cardpoint Limited	United Kingdom
Cardpoint Services Limited	United Kingdom
Cardtronics Europe	United Kingdom
Cardtronics Limited	United Kingdom
Moneybox Holdings Limited	United Kingdom
Moneybox Limited	United Kingdom
Sunwin Services Group, Limited	United Kingdom
Cardtronics Cayman II, Inc.	Cayman Islands